UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 30, 2019

_____

In the Matter of

American-Swiss Capital, Inc.
1110 Brickell Avenue, Suite 430
Miami, Florida 33131

File No. 333-224131

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        ORDER DECLARING REGISTRATION
        STATEMENT ABANDONED UNDER THE
        SECURITIES ACT OF 1933, AS AMENDED

American-Swiss Capital, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

American-Swiss Capital, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 30, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary